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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.5 )*
                                          ---

                                  E-Z-EM, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  269305 40 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Barbara A. Bowman, Esq.
                                   Bodman LLP
                       100 Renaissance Center, 34th Floor
                            Detroit, Michigan  48243
                                 (313) 259-7777
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               November 16, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 269305 40 5
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    JONAS I. MEYERS
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b) X

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    N/A
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    UNITED STATES
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    522,319
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    -0-
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    522,319
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     522,319
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
                                                         [X]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     5.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
                                EXPLANATORY NOTE

         This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is being filed solely on behalf of Jonas I. Meyers (the "Reporting Person"). This Amendment No. 5 relates to and amends, solely with respect to the Reporting Person, Items 2 and 5 of the Schedule 13D originally filed jointly by and on behalf of the Reporting Person, David P. Meyers, Stuart J. Meyers, Betty K. Meyers, the Meyers Management Trust and the Meyers Family Limited Partnership on February 24, 2004, as previously amended June 21, 2002, October 7, 2002, August 8, 2003 and October 14, 2003. This Amendment No. 5 relates to the common stock, par value $0.10 per share (the "Common Stock"), of E-Z-EM, Inc. (the "Company"), whose principal executive offices are located at 1111 Marcus Avenue, Lake Success, New York 11042. This Amendment No. 5 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to report that the Reporting Person's beneficial ownership of the Common Stock of the Company is not more than five percent. Pursuant to Rule 13d-2(b) under the Exchange Act, following this Amendment No. 5 the Reporting Person will not be required to make additional filings with respect to the Common Stock of the Company. The information contained in this Amendment No. 5 is as of November 16, 2004, the date that the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding Common Stock of the Company.

Item 2.  Identity and Background.

         (a), (b), and (c)

         The business address of the Reporting Person is 4600 Cass, Detroit, Michigan. The Reporting Person is a broadcaster for WDET Detroit Public Radio at 4600 Cass, Detroit, Michigan.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  The Reporting Person is a citizen of the United States.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) The percentage set forth below and on page 2 hereof are based on 10,472,929 shares of Common Stock outstanding as of October 8, 2004, as disclosed in the Company's Form 10-Q for the quarterly period ending August 28, 2004, as filed with the Securities and Exchange Commission on October 12, 2004.

         The Reporting Person beneficially owns 522,319 shares of Common Stock and in such capacity has the sole power to vote and sole power to dispose of such Common Stock. This number excludes 49,632 shares in which the Reporting Person has a remainder interest and his mother, Betty K. Meyers, has a life estate. The Reporting Person does not have voting or investment control over the shares in which he has a remainder interest, and expressly disclaims beneficial ownership of all such shares.

         (c) Except as set forth below, during the past 60 days, the Reporting Person has not effected any transaction in the Common Stock. All of the transactions below were sales which were effected by Northern Trust Company on behalf of the Reporting Person.




             DATE OF SALE                        NUMBER OF SHARES SOLD                     PRICE PER SHARE

               11/16/04                                                  2,000                                 $14.30
               11/15/04                                                  2,000                                 $14.05
               11/12/04                                                  2,000                                 $13.14
               11/11/04                                                  2,000                                 $13.26
               11/10/04                                                  2,000                                 $13.39
               11/09/04                                                  2,000                                 $13.61
               11/08/04                                                  2,000                                 $13.17
               11/05/04                                                  2,000                                 $14.10
               10/15/04                                                  2,000                                 $18.07
               10/14/04                                                  2,000                                 $19.50
               10/13/04                                                  2,000                                 $18.65
               10/12/04                                                  2,000                                 $18.78
               10/11/04                                                  2,000                                 $19.01
               10/08/04                                                  2,000                                 $18.83
               10/07/04                                                  2,000                                 $21.00
               10/06/04                                                  2,000                                 $19.75
               10/05/04                                                  2,000                                 $18.64
               10/04/04                                                  2,000                                 $18.56


         (d)      Not applicable.

         (e) On or about November 16, 2004, the Reporting Person ceased to be a beneficial owner of more than five percent of the outstanding Common Stock as a result of the sales of Common Stock described in this Item 5.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 10, 2005                       /s/ Jonas I. Meyers
                                                -------------------
                                                Jonas I. Meyers